UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43346

SL Science Holding Limited

(Translation of registrant’s name into English)

11th Floor,

No. 479 Chongyang Road,

Nangang District, Taipei, Taiwan R.O.C. 115010

+886-2-26516826

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  ☒   Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On August 24, 2026, Mr. Johnson Lau submitted his resignation as Vice President of Finance of SL Science Holding Limited, a Cayman Islands exempted company (the “Company”), to the Company’s board of directors (the “Board”). The Board accepted Mr. Lau’s resignation, effective August 31, 2026. Mr. Lau’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL Science Holding Limited

Date: September 1, 2026	By:	/s/ William Wang
	Name:	William Wang
	Title:	Chief Executive Officer